Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Sonic Automotive, Inc. for the registration of $300 million in Senior Subordinated Notes and to the incorporation by reference therein of our reports dated March 26, 2013, with respect to the consolidated financial statements of Sonic Automotive, Inc., and the effectiveness of internal control over financial reporting of Sonic Automotive, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Charlotte, North Carolina

May 23, 2013